SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2013

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the annual ordinary general meeting of shareholders (“AGM”) pursuant to the board resolution adopted on March 14, 2013, and seeks the attendance of its shareholders:

The following is an English translation of the notice given to the shareholders in connection with the AGM:

To: Shareholders

From: Cho, Hwan-Eik, President & CEO of KEPCO

We hereby call the 52nd annual ordinary general meeting of shareholders pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: March 29, 2013 / 10:00 a.m. (Seoul Time)

2.	Location: 167 Samseong-dong, Gangnam-gu, Seoul 135-791, KEPCO headquarters, Grand Hall

3.	Items to be Reported:

•	Audit Report

•	Management report on KEPCO’s operation

4.	Agenda for Shareholder Approval:

1)	Approval of Financial Statements for the 52nd Fiscal Year

2)	Approval of ceiling amount of the remuneration for directors

Details on the proposed agenda for the AGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: March 15, 2013

Attachment

Agenda 1. Approval of Financial Statements for the 52nd Fiscal Year

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	Dec. 31, 2012	Dec. 31, 2011
	(KRW in millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,954,949	1,387,921
Current financial assets, net	656,217	770,539
Accounts and other receivables, net	7,184,625	7,274,148
Inventories, net	3,440,341	3,851,751
Income tax receivables	30,476	35,801
Current non-financial assets	664,047	447,393
Non-current assets held for sale and discontinued operations	2,828	—

	13,933,483	13,767,553

NON-CURRENT ASSETS:
Non-current financial assets, net	1,873,676	2,199,032
Non-current accounts and other receivables, net	1,254,330	1,284,532
Property, plant and equipment, net	122,376,140	112,384,881
Investment properties, net	590,223	517,149
Intangible assets, net	883,814	848,709
Investments in joint ventures	908,593	767,202
Investments in associates	3,982,340	3,718,154
Deferred tax assets	209,783	372,478
Non-current non-financial assets	140,438	608,160

	132,219,337	122,700,297

Total Assets	146,152,820	136,467,850

LIABILITIES

CURRENT LIABILITIES:
Accounts and other payables, net	6,418,464	6,576,158
Short-term borrowings	689,310	1,173,568
Current financial liabilities, net	7,099,509	5,852,342
Income tax payables	334,053	505,154
Current non-financial liabilities	4,117,440	3,541,562
Current provisions	158,303	92,383

	18,817,079	17,741,167

NON-CURRENT LIABILITIES:
Non-current accounts and other payables, net	4,173,691	4,178,137
Non-current financial liabilities, net	46,050,766	39,403,578
Non-current non-financial liabilities	6,298,650	5,611,010
Employee benefits obligations, net	2,144,334	1,942,994
Deferred tax liabilities, net	5,433,292	6,786,779
Non-current provisions	12,170,806	7,000,235

	76,271,539	64,922,733

Total Liabilities	95,088,618	82,663,900

(Continued)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	Dec. 31, 2012	Dec. 31, 2011
	(KRW in millions)
EQUITY

CONTRIBUTED CAPITAL:
Shares issued	3,209,820	3,209,820
Share premium	843,758	843,758

	4,053,578	4,053,578

RETAINED EARNINGS:
Legal reserves	1,603,919	1,603,919
Voluntary reserves	25,961,315	21,766,678
Retained earnings before appropriations	4,999,049	12,398,497

	32,564,283	35,769,094

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	705,448	639,028
Cumulative other comprehensive income	11,957	255,095
Treasury stocks	(741,489)	(741,489)
Other equity	13,294,990	13,294,990

	13,270,906	13,447,624

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	49,888,767	53,270,296

NON-CONTROLLING INTERESTS	1,175,435	533,654

Total Equity	51,064,202	53,803,950

Total Liabilities and Equity	146,152,820	136,467,850

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011

	2012	2011
	(KRW in millions except per share amounts)
SALES
Sales of goods	46,906,587	41,397,469
Sales of service	357,877	322,616
Sales of construction contracts	1,856,045	1,455,132
Sales of construction grant	301,004	280,458

	49,421,513	43,455,675

COST OF SALES
Cost of sales of goods	46,293,591	40,926,543
Cost of sales of service	470,453	393,049
Cost of sales of construction contracts	1,695,218	1,405,302

	48,459,262	42,724,894

GROSS PROFIT	962,251	730,781
SELLING AND ADMINISTRATIVE EXPENSES	1,780,168	1,751,236

OPERATING LOSS	(817,917)	(1,020,455)
OTHER INCOME	373,996	317,384
OTHER EXPENSES	74,567	147,595
OTHER PROFIT(LOSS)	(1,781,835)	165,703
FINANCE INCOME	1,128,357	607,592
FINANCE EXPENSES	3,068,321	2,518,850
PROFITS OF ASSOCIATES AND JOINT VENTURES USING EQUITY METHOD	176,941	123,095
Share in income of associates and joint ventures	205,987	162,513
Gain on disposal of associates and joint ventures	—	3,147
Share in loss of associates and joint ventures	(20,127)	(42,115)
Loss on disposal of associates and joint ventures	(162)	(450)
Impairment loss on associates and joint ventures	(8,757)	—

INCOME (LOSS) BEFORE INCOME TAX	(4,063,346)	(2,473,126)
INCOME TAX EXPENSE	(985,377)	819,871

NET LOSS FOR THE YEAR	(3,077,969)	(3,292,997)

(Continued)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011

	2012	2011
	(KRW in millions except per share amounts)
OTHER COMPREHENSIVE INCOME (LOSS)
Net change in fair value of available-for-sale financial assets, net of tax	2,245	(174,958)
Loss on valuation of derivatives using of cash flow hedge accounting, net of tax	(63,850)	(27,999)
Actuarial losses on retirement benefit obligations	(41,310)	(152,196)
Share in other comprehensive income(loss) of associates and joint ventures, net of tax	(96,906)	45,860
Foreign currency translation of foreign operations, net of tax	(121,892)	47,135

	(321,713)	(262,158)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(3,399,682)	(3,555,155)

NET INCOME(LOSS) ATTRIBUTABLE TO;
Owners of the Company	(3,166,616)	(3,370,464)
Non-controlling interests	88,647	77,467

	(3,077,969)	(3,292,997)

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO;
Owners of the Company	(3,447,949)	(3,627,669)
Non-controlling interests	48,267	72,514

	(3,399,682)	(3,555,155)

EARNINGS PER SHARE;
Basic earnings per share	(5,083)	(5,411)
Diluted earnings per share	(5,083)	(5,411)

KOREA ELECTRIC POWER CORPORATION

SEPARATE(NON-CONSOLIDATED) STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	Won
	Dec. 31, 2012	Dec. 31, 2011
	(KRW In millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	439,425	191,053
Current financial assets	71,056	18,651
Accounts and other receivables	6,569,475	5,830,408
Inventories	65,698	71,040
Income tax receivables	831	1,608
Current non-financial assets	57,686	30,275

	7,204,171	6,143,035

NON-CURRENT ASSETS:
Non-current financial assets	782,913	868,812
Non-current accounts and other receivables	366,798	994,891
Property, plant and equipment, net	55,922,112	54,175,944
Investment properties	872,420	1,130,856
Intangible assets	75,071	85,406
Investments in subsidiaries	28,928,951	28,873,782
Investments in joint ventures	20,642	15,013
Investments in affiliates	2,021,313	2,021,313
Non-current non-financial assets	40,307	460,846

	89,030,527	88,626,863

Total Assets	96,234,698	94,769,898

LIABILITIES

CURRENT LIABILITIES:
Accounts and other payables	5,321,179	5,174,335
Short-term borrowings	—	100,000
Current financial liabilities	4,532,461	3,773,887
Current non-financial liabilities	4,478,921	3,611,089

	14,332,561	12,659,311

NON-CURRENT LIABILITIES:
Non-current accounts and other payables	1,034,136	1,160,108
Non-current financial liabilities	29,830,159	26,166,724
Non-current non-financial liabilities	6,270,095	5,581,813
Employee benefits obligations	1,485,073	1,379,316
Deferred tax liabilities	1,757,057	3,112,627
Non-current provisions	254,537	270,694

	40,631,057	37,671,282

Total Liabilities	54,963,618	50,330,593

(Continued)

SEPARATE STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	Won
	Dec. 31, 2012	Dec. 31, 2011
	(KRW In millions)
SHAREHOLDER’S EQUITY

CONTRIBUTED EQUITY:
Shares issued	3,209,820	3,209,820
Share premium	843,758	843,758

	4,053,578	4,053,578

RETAINED EARNINGS:
Legal reserves	1,603,919	1,603,919
Voluntary reserves	25,961,316	21,766,678
Retained earnings before appropriations	(3,208,155)	4,194,638

	24,357,080	27,565,235

OTHER COMPONENTS OF EQUITY:
Other capital surpluses	303,028	303,028
Cumulative other comprehensive income	3,785	(36,145)
Treasury stock	(741,489)	(741,489)
Other equity	13,295,098	13,295,098

	12,860,422	12,820,492

Total Shareholder’s Equity	41,271,080	44,439,305

Total Liabilities and Equity	96,234,698	94,769,898

(Additional information will be available at www.kepco.co.kr/eng.)

KOREA ELECTRIC POWER CORPORATION

SEPARATE(NON-CONSOLIDATED) STATEMENTS OF COMPREHENSIVE INCOME

FOR YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(KRW in millions except per share amounts)
SALES
Sales of goods	47,413,257	41,537,208
Sales of services	71,927	109,000
Sales of construction contracts	1,548,685	1,211,565
Sales of construction grant	301,004	280,458

	49,334,873	43,138,231

COST OF SALES
Costs of sales of goods	49,116,803	43,777,318
Costs of sales of services	258,764	262,475
Costs of sales of construction contracts	1,409,153	1,180,103

	50,784,720	45,219,896

GROSS PROFIT	(1,449,847)	(2,081,665)
SELLING AND ADMINISTRATIVE EXPENSES	1,243,005	1,213,539

OPERATING LOSS	(2,692,853)	(3,295,204)
OTHER INCOME	252,021	215,551
OTHER EXPENSE	30,908	48,961
OTHER PROFIT (LOSS)	(1,774,553)	134,829
FINANCE INCOME	1,361,991	964,517
FINANCE COSTS	1,814,299	1,528,202
PROFITS OF AFFILIATES OR JOINT VENTURES	88,176	98,506

LOSS BEFORE INCOME TAX	(4,610,424)	(3,458,964)
INCOME TAX EXPENSE (BENEFIT)	(1,383,827)	55,166

LOSS FOR THE PERIOD	(3,226,597)	(3,514,130)
OTHER COMPREHENSIVE INCOME
Net change in fair value of available- for-sale financial assets	39,930	(49,090)
Actuarial gains(losses) on retirement benefit obligation	18,442	(117,537)

	58,372	(166,627)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	(3,168,225)	(3,680,757)

EARNINGS PER SHARE
Basic earnings per share	(5,179)	(5,640)
Diluted earnings per share	(5,179)	(5,640)

(Additional information will be available at www.kepco.co.kr/eng.)

STATEMENT OF DISPOSITION OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011

	For year ended,
	2012	2011
	(KRW in millions)
I. RETAINED EARNINGS BEFORE APPROPRIATIONS (DEFICIT BEFORE DISPOSITION):
Retained earnings carried over from prior year	—	7,826,305
Loss for the period	(3,226,597)	(3,514,130)
Actuarial income(loss) on retirement benefit obligations	18,442	(117,537)

	(3,208,155)	4,194,638

II. TRANSFER FROM VOLUNTARY RESERVES:
Transfer from reserve for business expansion	3,208,155	—

	3,208,155	—

III. I + II	—	4,194,638

IV. APPROPRIATIONS OF RETAINED EARNINGS:
Transfer to reserve for business expansion	—	(4,194,638)

	—	(4,194,637)

V. UNAPPROPRIATED RETAINED EARNINGS (DEFICIT) TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	—	—

Agenda 2. Approval of ceiling amount of the remuneration for directors

•	Proposed aggregate ceiling on remuneration for directors:

•	2,083,394 thousand won in fiscal year 2013 (Number of directors 15, Number of non-standing directors 8)

•	1,993,797 thousand won in fiscal year 2012 (Number of directors 15, Number of non-standing directors 8)